

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

April 6, 2009

<u>**Via U.S. Mail and Fax (604-909-1679)**</u>
Mr. Daniel Savino
Chief Executive Officer
Smart Comm International Ltd.
1 Kingsway
London WCB 6FX, United Kingdom

RE: **Smart Comm International Ltd. (formerly Woize International Ltd.)
Form 10-KSB for the year ended March 31, 2008
Filed July 14, 2008**

Dear Mr. Savino:

The Division of Corporation Finance has completed its review of your Form 10-KSB and related filings and does not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director